May 11, 2016

BY EDGAR AND E-MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Wilson K. Lee
Re:	American Tower Corporation Form 10-K for the year ended December 31, 2015 Filed on February 26, 2016 File No. 001-14195

Ladies and Gentlemen:
This letter is submitted on behalf of American Tower Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 4, 2016 to Thomas A. Bartlett, Chief Financial Officer of the Company relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015. As used herein, the terms “American Tower,” “we,” “us,” and, with correlative meaning, “our,” refer to American Tower Corporation and its subsidiaries.

For reference purposes, the Staff’s numbered comment has been reproduced below in italics with the Company’s response immediately following the comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

1)
In arriving at NAREIT FFO, you start with net income and make an adjustment for dividends on preferred stock. As a result, it appears NAREIT FFO and ultimately AFFO, are attributable to common shareholders instead of all equity holders. Please clarify and/or revise the labeling of your non-GAAP financial measures in future periodic filings to adequately reflect what is being presented.

Response to Comment No. 1

We acknowledge the Staff’s comment and will label NAREIT FFO and AFFO as “NAREIT FFO attributable to American Tower Corporation common stockholders” and “AFFO attributable to American Tower Corporation common stockholders”, respectively, commencing with our Quarterly Report on Form 10-Q for the three months ended June 30, 2016.

* * * *
In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very Truly Yours,
/s/ Edmund DiSanto
Edmund DiSanto
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

cc:	Thomas A. Bartlett
American Tower Corporation
Sandra L. Flow, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Doug Pruett
Deloitte & Touche LLP